PRINCETON ADMINISTRATORS, L.P.          800 Scudders Mill Road- Section 1B
                                        Plainsboro, New Jersey 08536




July 21, 2006

Mr. Gregory R. Seward
Franklin Templeton Services, LLC
500 Broward Blvd.
STE 1200
Fort Lauderdale, FL 33394-3091

                Re: SUB-ADMINISTRATION AGREEMENT: TEMPLETON RUSSIA FUND, INC.

Dear Mr. Seward:

     As you may know, on February 15, 2006, BlackRock, Inc. ("BlackRock") and Merrill Lynch & Co., Inc. ("Merrill Lynch") announced that Merrill Lynch's investment management business, Merrill Lynch Investment Managers, L.P. and certain of its affiliates, including Princeton Administrators, L.P. will combine with BlackRock, one of the largest publicly traded investment management firms in the United States. We anticipate that the transaction will close at the end of the third quarter of 2006.

     Reference is made to your Sub-Administration Agreement, dated June 15, 1995 (the "Sub-Administration Agreement") between Templeton Russia Fund, Inc. and Princeton Administrators, L.P. (the "Administrator"0. In connection with the transaction described in the first paragraph, the business of Princeton Administrators, L.P. will be transferred to the new BlackRock. As part of this transaction, your Sub-Administration Agreement is expected to be assigned to BlackRock. Because the transaction maybe deemed to result in a change in control of the Administrator, we are seeking your written consent to the assignment of your Sub-Administration Agreement and the waiver of the provision in Article 6 of the Sub-Administration Agreement which states that such agreement shall automatically terminate in the event of its assignment. So that the Administrator's successor entity may continue to serve you after the combination described above occurs, please indicate your consent and waiver by signing and dating one of the copies of this letter and returning it to us in the enclosed, self-addressed envelope as soon as possible. You, of course, will continue to be able to terminate your Agreement at any time without penalty upon 60 days' prior written notice to the Administrator.

     If you have any questions or require additional information about the transaction or the services to be provided under the Agreement, please contact me at (609) 282-7085.

Very truly yours,

/s/DONALD C. BURKE

Donald C. Burke
Senior Vice President
Princeton Administrators, L.P.

The undersigned hereby consents to the assignment of the Sub-Administration Agreement between Templeton Russia Fund, Inc. and Princeton Administrators, L.P., dated June 15, 1995 and the waiver of the above noted provision in Article 6 of the Sub-Administration Agreement in connection with BlackRock Inc.'s combination with Merrill Lynch Investment Managers, L.P. and certain of its affiliates, including Princeton Administrators, L.P.

Templeton Russia Fund, Inc.
(renamed Templeton Russia and East European Fund, Inc.)


Print Name:  Jimmy D. Gambill
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Title Designation:  Senior Vice President and
                    Chief Executive Officer -
                    Finance and Administration
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Signature: /s/JIMMY D. GAMBILL
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